Mail Stop 3561

February 13, 2009

Quinn P. Fanning
Chief Financial Officer
Tidewater Inc.
601 Poydras St., Suite 1900
New Orleans, LA 70130

      Re: **Tidewater Inc.**
               File No. 001-06311
               Form 10-K: For the fiscal year ended March 31, 2008
               Form 10-Q: For the quarterly period ended September 30, 2008
               Schedule 14A filed June 27, 2008

Dear Mr. Fanning:

      We have reviewed the above referenced filings and have the following comments. We ask you to revise future filings in response to some of these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

      Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-K: For the fiscal year ended March 31, 2008

Item 1. Business

Areas of Operation, page 6

    1. On page 6 of your Form 10-K you state that the principal areas of your operations include the Persian Gulf and the Caspian Sea. Iran abuts both the Persian Gulf and the Caspian Sea, and that country is identified by the State Department as a state sponsor

of terrorism and is subject to U.S. economic sanctions and export controls. Your Form 10-K does not include any disclosure regarding contacts with Iran.

Please describe for us, in reasonable detail, your past, present, and anticipated contacts with Iran, if any, whether through direct or indirect arrangements. Your response should describe any products, equipment, technology, and services you have provided to Iran, including the supply shipments made, and the marine support services rendered, to Iran. Your response should also describe any agreements or arrangements you may have, directly or indirectly, with the government of Iran or entities controlled by that government. Finally, tell us whether any of your vessels that have contacts with Iran provide any U.S.-origin goods or technology to that country or employ U.S. citizens.

ITEM 3. Legal Proceedings, page 15

2. We note your cross-reference to disclosure contained in Note 10 to your financial statements. In future filings, please revise to briefly disclose under Item 3 the current legal proceedings related to certain of your practices under the United States Foreign Corrupt Practices Act. In addition, please specify that additional disclosure regarding the FCPA proceedings is provided elsewhere in the filing.

ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

General Market Conditions and Consolidated Results of Operations, page 24

3. We note that you have provided tables that itemize the components of your company's vessel operating costs on both a consolidated and reportable segment basis. However, your MD&A discussion regarding your company's results of operations for comparative reporting periods provides a very limited analysis of the factors, industry trends, and/or operating trends which have resulted in fluctuations in the material components of your company's vessel costs. For example, based upon your disclosure, it is unclear to what extent the increases in your company's international crew costs during fiscal years 2008 and 2007 have resulted from "inflationary increases in labor costs around the world" versus the need for a greater number of specially trained fleet personnel for the newer, technically sophisticated anchor towing supply vessels and platform supply vessels that have been added to your fleet (page 31).

For the aforementioned reasons, we believe that you should expand your MD&A disclosure to discuss, as well as quantify to the extent known, the impact of changes in i) price, ii) quantity or consumption (i.e., usage), and iii) other quantitative and qualitative factors (e.g. number of ships dry-docked) on the material components of the vessel operating costs incurred by each of your segments.

4. We note that you have provided tables that show detailed statistics related to each of the vessel classes in each of your reportable segments. These statistics include the number of vessels owned by your company, your company's vessel utilization rates, and your company's average daily charter rates. We also note that the narrative portion of your MD&A disclosure quantifies the percentage or absolute change in the average charter daily rates and utilization rates of your company's vessels by vessel class. However, given the disparities in the average daily charter rates commanded by your company's different vessel classes, it appears that the vessel statistical data that has been disclosed may be more meaningful if presented along with the total amount of revenue generated by each vessel class for each segment. In this regard, such disclosure may facilitate a better understanding of how the changes in the average daily charter rate and/or utilization rate of a single vessel class impacts your segment and consolidated revenue and operating results. Please consider expanding your MD&A disclosure accordingly.

5. We note that a significant portion of your disclosure regarding your segments' results of operations is dedicated to discussing the amounts by which the utilization rates and average daily charter rates of each vessel class has changed. However, as such information can be ascertained and/or easily calculated from your tables, we believe you should consider refocusing the narrative section of your MD&A disclosure on the discussion of the underlying business, industry, or operating factors directly impacting the daily charter rates and utilization rates of each vessel class. In this regard, please consider expanding your MD&A disclosure to discuss and quantify (to the extent known) information including, but not limited to the following, regarding the changes in average daily charter rates, utilization rates and revenue recognized for each vessel class:

    - the impact of the modernization of your company's fleet and the rates commanded by your company's newer, larger vessels versus older vessels on each vessel class's charter rates and revenue;
    - significant changes in demand for each vessel class, the reason(s) for such changes, and the impact on utilization, charter rates, and revenue recognized;
    - quantification of material changes in the number of days that each class of vessel is on-hire and/or off-hire due to factors such as dry-dockings, vessel stackings, and the relocation of vessels, as well as disclosure of the impact on utilization rates and revenue;
    - the specific impact of the change in the number of vessels of a particular class, as well as the resulting increase or decrease to the number of days on-hire, on each segment's revenue.

    In connection with revising your disclosure, please consider reorganizing your MD&A disclosure such that your narrative discussion follows the tabular information to which it relates.

Financial Statements

Balance Sheet, page F-5

6. We note that accrued expenses comprise approximately 27.4% and 31.3% of your company's "Total current liabilities" balance at March 31, 2008 and March 31, 2007, respectively. For each of the aforementioned periods, please tell us whether your reported "accrued expenses" balance includes any items (e.g., individual liability classifications or specific accruals) that exceed 5% of your company's "Total current liabilities" balance for the respective period. If so, please state those items separately in your balance sheet or in a note thereto. Refer to paragraph 20 of Rule 5-02 of Regulation S-X for further guidance.

Notes to Consolidated Financial Statements

(1) Summary of Significant Accounting Policies

Goodwill, page F-10

7. Please tell us and disclose the amount of goodwill that has been allocated to each of your reportable segments. In addition, explain to us and disclose the basis upon which goodwill was initially assigned to those segments. Refer to paragraphs 34, 35, and 45(c) of SFAS No. 142 for guidance.

Operating Costs, page F-12

8. Please tell us whether the operating costs incurred by your company differ for the company's "spot" charters versus "term" charters. For example, tell us whether your company's responsibility for costs such as fuel, canal transit fees, and port fees differs between "spot" charter contracts and "term" charter contracts. If so, please discuss this fact in your footnote disclosure. In addition, tell us whether there is a material difference between the charter rates realized under your company's "spot" charter contracts and your company's "term" charter contracts. Based upon your response, please consider whether your MD&A disclosure should be expanded to separately discuss the impact of "spot" charter contracts and "term" charter contracts on your company's results of operations.

(13) Segment and Geographic Distribution of Operations, page F-33

9. We note that you separately provide an appropriate measurement of operating profit for each of your two reportable business segments: United States and International. However, in your reconciliation between the total operating profit of these two reportable business segments and your consolidated earnings before income taxes, we note that you present an additional operating profit subtotal that is "unnamed" in this reconciliation, but referred to as "operating profit" in note 14 (Supplementary

Information – Quarterly Financial Data) and MD&A (page 26). In this regard, this additional subtotal is considered a non-GAAP measure as the amount does not agree to the subtotal presented as consolidated operating profit on the face of your consolidated statement of earnings. Therefore, please revise your segment note (13) to solely report the individual and aggregate amount of operating profit for the United States and International reportable business segments reconciled to your consolidated earnings before income taxes, without presenting another non-GAAP subtotal in your reconciliation. In addition, please revise note 14 (Supplementary Information) and MD&A (page 26) to present operating profit amounts that are consistent with the amounts of the consolidated operating profit subtotals reported on the face of your consolidated statements of earnings. Please revise and advise, accordingly.

10. We note that your company owns several classes of vessels. We note further that each vessel class appears to provide different services to your company's customers and appears to command a different charter rate. In this regard, please expand Note 13 to your financial statements to disclose the amount of revenue generated by each class of vessel (i) as a percentage of total revenue (similar to your disclosure on page 7) or (ii) in the absolute. Refer to paragraph 37 of SFAS No. 131 for further guidance.

(14) Supplementary Information – Quarterly Financial Data (Unaudited), page F-34

11. We note that you refer the reader to various footnotes for detailed information regarding transactions that affected your fiscal 2008 and 2007 quarterly amounts. However, we also note that the referenced footnotes provide minimal detail, if any, regarding the specific timing of transactions that may have impacted the comparability of the quarterly financial information that you have presented. In this regard, please expand your disclosure in Note 14 to specifically identify/ discuss or cross-reference to a discussion of items that materially affect the comparability of your quarterly financial information. For example, your expanded disclosure should (i) quantify the impact of gains from the sales of company assets on the operating profit and net income of the applicable quarters and (ii) identify and discuss specific items that resulted in higher reported operating profit and net earnings during the second and third quarters of fiscal year 2007, if applicable. Refer to Item 302(a)(3) of Regulation S-K for further guidance.

Tidewater Inc.
February 13, 2009
Page 6

Form 10-Q: For the quarterly period ended September 30, 2008

ITEM 2. Management's Discussion and Analysis

Liquidity, Capital Resources, and Other Matters

Vessel Construction and Acquisition Expenditures, page 26

12. We note that your company's capital commitments may increase materially during interim periods due to the company's commitment to the renewal of its fleet. For example, we note that you committed to the construction/ acquisition of an additional eight vessels subsequent to the fiscal year ended March 31, 2008, which increased your aggregate <u>gross</u> capital commitments related to vessel construction/ acquisition by approximately $200 million. However, the expected timing of the cash outlays related to your company's additional capital commitments is not clear. To the extent that material capital commitments arise during your interim financial reporting periods, please (a) discuss the expected timing of the cash outflows attributable to such commitments or (b) consider providing an updated contractual obligations table within the liquidity and capital resources section of your Form 10-Q for the respective period. Refer to Rule 303(b) of Regulation S-K for further guidance.

Schedule 14A filed June 27, 2008

Involvement in Certain Legal Proceedings, page 6

13. Refer to the final sentence of this section. We are unable to locate additional disclosure regarding the settlement with the Securities and Exchange Commission under "Legal Proceedings" in the Form 10-K or elsewhere in the filing. Please direct us to the additional disclosure and in future filings please include specific cross references to any additional disclosure included in the Form 10-K.

Compensation Discussion and Analysis

The Compensation Setting Process, page 19

14. We note the first full paragraph on page 21. In future filings, please identify the benchmark companies included in the general industry database.

Summary Compensation Table, page 30

15. With respect to future filings, please consider whether all components of your annual cash incentive compensation are most appropriately characterized as non-equity compensation. For example, it appears that the individual performance award may be a discretionary bonus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in its filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jeffrey Sears at 202-551-3302 for questions regarding the financial statements and related matters or Matthew Spitzer at 202-551-3227 for questions regarding Schedule 14A. You may also contact me at 202-551-3816.

Sincerely,

Joseph Foti
Senior Assistant Chief Accountant